UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trubion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

89778N102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 89778N102	13G

Item 1(a).	Name of Issuer: Trubion Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices: 2401 Fourth Avenue, Suite 1050, Seattle, WA 98121

Item 2(a).
Names of Persons Filing:  FHM III, LLC, a Delaware limited liability company (“FHM III”); Frazier Healthcare III, LP, a Delaware limited partnership (“FH III”); Frazier Affiliates III, LP, a Delaware limited partnership (“FA III”); FHM IV, LP, a Delaware limited partnership (“FHM IV”); Frazier Healthcare IV, LP, a Delaware limited partnership (“FH IV”); Frazier Affiliates IV, LP, a Delaware limited partnership (“FA IV”); and Patrick Heron (“Heron”).  FHM III is the sole general partner of each of FH III and FA III.  FHM IV is the sole general partner of FH IV and FA IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Reporting Persons is 601 Union Street, Suite 3200, Seattle, WA 98101.

Item 2(c).	Citizenship: Each of the Reporting Persons other than Heron are organized under the laws of the State of Delaware. Heron is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 89778N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Page 2 of 7 Pages

CUSIP No. 89778N102	13G

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.  This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

Page 3 of 7 Pages

CUSIP No. 89778N102	13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           February 7, 2011.

FHM III, LLC By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Healthcare III, LP By: FHM III, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Affiliates III, LP By: FHM III, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
FHM IV, LP By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Healthcare IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer

Page 4 of 7 Pages

CUSIP No. 89778N102	13G

Frazier Affiliates IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
/s/ Patrick Heron Patrick Heron

Page 5 of 7 Pages

CUSIP No. 89778N102	13G

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Trubion Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 7th day of February, 2011.

FHM III, LLC By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Healthcare III, LP By: FHM III, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Affiliates III, LP By: FHM III, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
FHM IV, LP By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
Frazier Healthcare IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer

Page 6 of 7 Pages

CUSIP No. 89778N102	13G

Frazier Affiliates IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner By: /s/ Thomas S. Hodge Thomas S. Hodge, Chief Operating Officer
/s/ Patrick Heron Patrick Heron

Page 7 of 7 Pages